UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-15933

Blue Valley Ban Corp.
(Exact name of registrant as specified in its charter)

11935 Riley, Overland Park, Kansas  66225-6128  (913) 338-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee with respect to the Trust Preferred Securities of BVBC Capital Trust I
 (Title of each class of securities covered by this Form)

None
_____________________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                ☐

Rule 12g-4(a)(2)                                ☐

Rule 12h-3(b)(1)(i)                            ☐

Rule 12h-3(b)(1)(ii)                           ☐

Rule 15d-6                                         ☑

Approximate number of holders of record as of the certification or notice date:                 None*

Pursuant to the requirements of the Securities Exchange Act of 1934, Blue Valley Ban Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Blue Valley Ban Corp.

Date: June 8, 2012	By:	/s/ Mark A. Fortino
Mark A. Fortino
Chief Financial Officer

*Effective as of September 30, 2005, Blue Valley Ban Corp. (the “Company”) redeemed, in whole, its junior subordinated debentures issued by BVBC Capital Trust I.  Therefore, this Form 15 has been filed to suspend the Company’s SEC reporting under Section 15(d) of the Securities Exchange Act of 1934.